September 23, 2025

Kevin Richardson II
Interim Chief Executive Officer
Qualigen Therapeutics, Inc.
5857 Owens Avenue, Suite 300
Carlsbad, CA 92008

       Re: Qualigen Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed September 16, 2025
           File No. 333-290306
Dear Kevin Richardson II:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ross Carmel, Esq.